PUBLIC



22006798

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III ✗

SEC Mail Processing

SEC FILE NUMBER
8-68699

JUN 02 2022

Washington, DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____04/01/21_____ AND ENDING _____03/31/22_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Capulent, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__4144 North 44th Street, Suite 3__
(No. and Street)

__Phoenix__   __Arizona__   __85018__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Justin Bachman__   __(626) 319-4254__   __jbachman@capulent.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst Wintter & Associates LLP__
(Name – if individual, state last, first, and middle name)

__675 Ygnacio Valley Road, Suite A200__   __Walnut Creek__   __California__   __94596__
(Address)   (City)   (State)   (Zip Code)

__February 24, 2009__   __3438__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Justin Bachman**_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Capulent, LLC**_____, as of _____**March 31**, 2**022**_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SABRINNA WERRE
Notary Public, State of Arizona
Maricopa County
Commission # 569492
My Commission Expires
June 24, 2023

Signature: _____

Title: **CEO**

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Capulent, LLC

March 31, 2022

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   (925) 933-2626
Walnut Creek, CA 94596   Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members
Capulent, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capulent, LLC (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2013.
Walnut Creek, California
May 26, 2022

1

Capulent, LLC

Statement of Financial Condition

March 31, 2022

Assets		
Cash	$	357,160
Accounts receivable		255,785
Prepaid expenses and other assets		19,601
Property and equipment, net of $1,717 accumulated depreciation		4,183
Operating lease right-of-use asset		62,033
Total Assets	**$**	**698,762**

Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	34,367
Commissions payable		242,848
Due to affiliate		10,000
Operating lease liability		63,278
Total Liabilities		350,493
Members' Equity		348,269
Total Liabilities and Members' Equity	**$**	**698,762**

The accompanying notes are an integral part of this financial statement.

Capulent, LLC

Notes to the Financial Statement

March 31, 2022

1. Organization

Capulent, LLC (the "Company") is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and FINRA on January 19, 2012. The Company is approved by FINRA to conduct private placements, mergers and acquisitions advisory, and real estate securities transactions. The Company is predominantly focused on the private placement of securities with accredited investors. The securities are typically exempt from registration and most often fall under Regulation D, sections 506(b) or 506(c). Issuers may include early-stage companies, real estate limited partnerships, and Delaware statutory trusts.

2. Significant Accounting Policies

Basis of Presentation
The financial statement has been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
GAAP requires management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. As of March 31, 2022, there were no cash equivalents held by the Company.

Accounts Receivable
Accounts receivable represents amounts that have been billed to clients in accordance with the Company's selling agreements, managing broker dealer agreements, or engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for credit losses was considered necessary as of March 31, 2022.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the five year estimated useful life of the asset.

3

Capulent, LLC

Notes to the Financial Statement

March 31, 2022

2. Significant Accounting Policies *(continued)*

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities. As of March 31, 2022, there were no finance leases.

Income Taxes
The Company, a California limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no liability for federal or state income taxes is included in this financial statement. The Company is no longer subject to examinations by major tax jurisdictions before 2016.

In the event of an Internal Revenue Service ("IRS") examination, the IRS is allowed to collect any underpayments of tax from partnerships (and entities taxed as partnerships) rather than the individual partners. If the IRS examines partnership items in a prior year under examination, any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Certain partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statement as of March 31, 2022.

3. Related Party Transactions

The Company has an agreement with a company under common ownership in which the related party provides platform and consulting services for a fee. As of March 31, 2022, $10,000 was owed for such expenses and is included in accounts payable on the Statement of Financial Condition. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

4. Revenue from Contracts with Customers

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $64,519 and $255,785 as of April 1, 2021 and March 31, 2022, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Such deferred revenue was $0 as of April 1, 2021 and March 31, 2022.

Costs to Obtain or Fulfill a Contract with a Customer
Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services.

Capulent, LLC

Notes to the Financial Statement

March 31, 2022

5. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

On May 26, 2017, the Company entered into an operating lease agreement for office space in Phoenix, Arizona with a July 1, 2017 lease commencement date. On September 23, 2021, the lease was amended to extend the lease term twenty-four months to expire on December 31, 2023. Therefore, the Company remeasured its ROU liability as of October 1, 2021. For the year ended March 31, 2022, information pertaining to the operating lease was as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset as of April 1, 2021	$ 24,361
ROU remeasurement	70,571
Amortization of ROU asset as of March 31, 2022	(32,899)
ROU asset as of March 31, 2022	$ 62,033
Payments made on operating lease liability	$ 33,768
Remaining lease term	21 months
Discount rate	5.0%

Maturity of Operating Lease Liability	
For the year ended March 31, 2023	$ 36,750
For the year ended March 31, 2024	29,250
Less discount	(2,722)
Total operating lease liability as of March 31, 2022	$ 63,278

On January 1, 2021, the Company entered into a twelve-month sublease agreement for a portion of the leased office space. This sublease agreement ended on December 31, 2021.

6. Employee Benefit Plan

Effective January 1, 2019, the Company sponsors a qualified 401(k) profit sharing plan which covers all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. For the fiscal year ended March 31, 2022, there were no employer contributions to the plan.

Capulent, LLC

Notes to the Financial Statement

March 31, 2022

7. Risk Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash. For the year ended March 31, 2022, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

At March 31, 2022, 73% of accounts receivable was related to two customers.

8. Litigation Matters

In the normal course of operations, the Company is involved with certain claims and disputes and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from any claims, disputes, or examinations, will not have material effect on the Company's financial position or results of operations.

9. Risks and Uncertainties

The global pandemic caused by COVID-19 resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

10. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2022, the Company's net capital was $297,767 which exceeded the requirement by $278,536.

11. Subsequent Events

The Company has evaluated subsequent events through May 26, 2022 the date which the financial statement was issued.